UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-38164

CALEDONIA MINING CORPORATION PLC

(Translation of registrant’s name into English)

2 Mulcaster Street

St Helier

Jersey JE2 3NJ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2 and 99.5 to this Form 6-K of Caledonia Mining Corporation Plc are hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-281436), as amended or supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALEDONIA MINING CORPORATION PLC
(Registrant)

Date: August 10, 2026	/s/ JOHN MARK LEARMONTH
John Mark Learmonth
CEO and Director

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Financial Statements/ Report
99.2	Interim MD&A
99.3	52-109F2 – Certification of Interim Filings – CEO
99.4	52-109F2 – Certification of Interim Filings – CFO
99.5	Consent of Craig Havey